Exhibit 4.28

Clinical Research Support Agreement

Parties

Prana Biotechnology Ltd ACN 080 699 065 of Level 2, 369 Royal Parade, Parkville Victoria 3052 (Prana)

The General Hospital Corporation d/b/a Massachusetts General Hospital, 55 Fruit Street, Boston, Massachusetts 02114, United States of America (MGH)

Introduction

A.	Prana is a biotechnology company that undertakes neurological research by exploring the mechanisms of action and potential of its Metal Protein Attenuating Compounds (MPACs) to treat neurodegenerative conditions such as Alzheimer’s Disease, Huntington’s Disease, and Parkinson’s Disease. PBT2 is Prana’s lead proprietary MPAC for preclinical and clinical studies in Alzheimer’s Disease and Huntington’s Disease (HD). Prior studies have shown that PBT2 can rescue the HD phenotype in a fragment mouse model, R6/2 of HD and that PBT2 can confer neuroprotective and cognitive benefits.

B.	Prana is conducting a Phase IIa clinical study using PBT2-203 entitled “Reach 2HD” in the United Stated of America and Australia (the “Clinical Trial”).

C.	MGH has agreed to provide services that include (without limitation):

(a) Analysis of biomarkers from biological samples taken from subjects enrolled in the Clinical Trial; and

(b) Undertaking neuroimaging of selected subjects from the Clinical Trial.

D.	Prana has agreed to engage MGH to perform the Services (defined below) and MGH has accepted the engagement on the terms and conditions contained in this Agreement.

Agreement

1.	Definitions and Interpretation

1.1	Definitions

Clinical Trial has the meaning given in Recital B above.

Confidential Information means information of any kind that is obtained by Receiving Party (as defined below) from Disclosing Party (as defined below), which, is identified as confidential and proprietary at the time of disclosure and includes (without limitation) Prana Confidential Information, when the Disclosing Party is Prana and the Receiving Party is MGH

Prana Confidential Information means current and future products and compounds (including PBT2) and all clinical structures, characterizations, preclinical and clinical data (including investigative brochures and toxicology data), information, papers, materials, records, documents, and data concerning Prana and its research projects including the clinical trial protocol PBT2-203, results, data, plans and strategies, products and compounds, trade secrets, know how, technology, business, operations, commercial and financial dealings that are or have been disclosed to or obtained by MGH on or after the date of this Agreement or is otherwise obtained by MGH in the performance of the Services.

Intellectual Property Rights means any and all intellectual, industrial, and commercial property rights throughout the world including rights and interests in respect of or in connection with designs, inventions (including patents), copyright (including future copyright and rights in the nature of or analogous to copyright), trade marks and service marks, trade names, database rights, Confidential Information, know-how and trade secrets, whether or not now existing and whether or not registered or registrable and includes applications for and any right to apply for the registration of such rights and includes all renewals and extensions.

Key Personnel has the meaning provided in clause 9.1. Steven Hersch, M.D., Ph.D. shall be designated as the principal investigator (“Principal Investigator”).

Results means all data and results, inventions, discoveries, information, processes, procedures, methodologies, techniques, concepts, ideas, compounds, materials, items or things created, developed, discovered, modified, improved or adapted by Prana relating to the use of PBT2 or arising from the implementation of protocol PBT2-203 and also means all inventions, discoveries, information, processes, procedures, methodologies, techniques, concepts, ideas, compounds, materials, items or things created, developed, discovered, modified, improved or adapted (“Innovations”) by MGH during, or as a direct consequence of, the performance of Services provided to Prana under this Agreement but specifically excluding where such Innovation relates to either:

(a) modifications, improvements or adaptations made to any Biomarker Assay as described in Schedule 2, whilst MGH is providing the Services; or

(b) modifications, improvements or adaptations made to any Imaging Marker or Imaging methodology, whilst MGH is providing the Services.

Services means the scope of work (“SOW”) for Prana set out in Schedule 2.

1.2	Interpretation

In this Agreement, headings are for convenience only and do not affect the interpretation of this agreement and, unless the context otherwise requires:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e)	“including” and similar expressions are not words of limitation;

(f)	a reference to a party in a document includes that party’s successors and permitted assigns;

(g)	a reference to a statute, regulation, proclamation, ordinance, or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws varying, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinance and by-laws issued under that statute;

(h)	a reference to a document or agreement includes all amendments or supplements to, or replacements or novation of, that document or agreement;

(i)	a reference to a month, is a reference to a calendar month; and

(j)	no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision.

2.	Term and Engagement

2.1	Term

This Agreement will commence on 1 April, 2012 and will continue until 31 March, 2014, unless otherwise terminated in accordance with Clause 13.

2.2	Engagement

Prana engages MGH to provide the Services to Prana and MGH agrees to provide the Services on the terms and conditions contained in this Agreement.

2.3	Status of MGH

Prana and the MGH are independent contracting parties and MGH is not an employee or agent of Prana.

3.	Duties and obligations

3.1	Duties and obligations

MGH must:

(a) act in good faith in all dealings with or on behalf of Prana;

(a) comply with all lawful policies and procedures of Prana applicable to this Agreement and the Services to be provided hereunder, as amended from time to time; to the extent such policies and procedures are not in conflict with MGH’s policies and procedures and are communicated to MGH;

(b) keep Prana fully informed of all matters concerning the performance of the Services;

(c) provide such reports as may be required by the Chief Operating Officer in relation to the Services performed and any consequent outcomes and results;

(d)	properly and carefully produce consistently high levels of accuracy and expertise in performing the Services;

(e)	in providing the Services, act in full compliance with all laws including (without limitation) all applicable national, state, and local laws, and in particular in compliance with the applicable standards of Good Laboratory Practice (“GLP”) and Good Clinical Practice (“GCP”) in the conduct of the Services;

(f)	perform the Services and ensure that its employees, servants, agents, subcontractors, or nominees assigned to perform or provide the Services under this Agreement perform the Services with reasonable skill, care, and diligence and in accordance with the professional standards that could be expected of a provider of GLP and GCP research services;

(g)	devote such time and attention to the performance of the Services as may be required to fully discharge MGH’s obligations under this Agreement in a timely manner;

(h)	secure any necessary licenses, certificates, and permits required to perform the Services;

(i)	ensure that the Services are performed under the supervision of the relevant Key Personnel;

(j)	perform the Services in strict accordance with the SOW as it has been reviewed and approved by the Institution’s Institutional Review Board (“IRB”), and any subsequent IRB-approved amendments thereto; and

(k)	begin the Services only after IRB approval has been obtained.

3.2	Additional Obligations

In providing the Services performing its obligations under this Agreement, MGH must at all times and must ensure that its employees and agents:

	(a)	act in accordance with the instructions, guidelines, or procedures specified by Prana to MGH from time to time;

	(b)	control, coordinate, supervise, direct and complete all activities necessary to complete the Services; and

	(c)	must work with and provide all reasonable assistance (provided it does not impact the delivery of Services) to any third party engaged by Prana including (without limitation) any third party specified in Schedule 1, to provide services set out in Schedule 1 (if any) to Prana relating to or associated with the Services or other Prana projects and activities relating to or associated with the Services. Where such assistance requires material work effort from the MGH that has not been contemplated within the scope of the Services, the parties will negotiate in good faith an amendment to the scope of the Services in respect of such assistance.

3.3	Material Transfer Agreement

	(a)	During the course of the Services, Prana will provide MGH with human biological samples (“Human Biological Samples”), which means “any human biological materials,” that were collected, or will be collected in accordance with appropriate patient informed consent procedures of Prana or its clinical trial collaborators in effect at the time of collection and approved by the Institutional Review Board (“IRB”) or equivalent regulatory entity having jurisdiction, or other materials or information, regardless of route of transfer, which Prana provides for use in the provision of the Service, or to be tested or in relation to which an analytical method is required to be developed and/or validated, as MGH and Prana determine to be necessary for the conduct of the Services. The Human Biological Samples will be provided to MGH de-identified, as defined in § 164.514, Final Standards for Privacy of Individually Identifiable Health Information (the “Privacy Rule”) under HIPAA. However, to the extent that the de-identified information nevertheless could be used to identify an individual at a later time, MGH hereby agrees to treat such information as protected health information (“PHI”) as defined in § 164.501, Privacy Rule. Upon termination of this Agreement, all unused Human Biological Samples and any information, including Confidential information, provided by Prana shall be promptly returned to Prana at Prana’s cost and expense, or, at Prana’s option, destroyed with the destruction certified in writing.

(b)	MGH: (i) shall use the Human Biological Samples only to perform the Services described in Schedule 2; (ii) shall not chemically, physically, or otherwise modify the Human Biological Samples, except if specifically required by the Services; and (iii) shall handle, store, and ship or dispose of the Human Biological Samples in compliance with all applicable local, state, and federal laws, rule, and regulations including, but not limited to, those governing hazardous substances.

(c)	Prana represents and warrants that the Human Biological Samples provided to MGH for use in the provision of the Services

(i)	were obtained in material compliance with all applicable laws, regulations, and any generally accepted ethical guidelines regarding the collection, storage, transfer, subsequent use, and disposal of such Human Biological Samples; and

(ii)	that, if applicable, informed consent with respect to the Human Biological Sample has been obtained which included statements informing the donor that the Human Biological Sample may be used for research purposes, and that does not exclude the Services to be performed under this Agreement.

4.	Remuneration

4.1	Payment

	(a)	Prana will pay the MGH the fees as set out in Schedule 2.

	(b)	The MGH will provide invoices each month for the Services.

	(c)	if GST is imposed on any taxable supply made under or in accordance with this Agreement, then the amount payable for that supply is increased by the amount of the GST.

	(d)	Prana is not responsible for payment of any annual leave, sick leave, long service leave, superannuation contributions, insurances, workers’ compensation or Workcover levies.

(e)	Checks shall be made payable to The General Hospital Corporation, Federal Tax ID No.: 04-2697983, shall reference the name of the Principal Investigator, the Protocol number, if any, and the Research Management agreement number #2012A050671, and shall be forwarded to:

Massachusetts General Hospital
Research Finance
c/o Bank of America, N.A.
P.O. Box 414876
Boston, MA 02241-4876
USA

(f)	IRB fees. Prana shall pay a non-refundable, non-overhead-bearing fee of Three Thousand Five Hundred Dollars ($3,500) to MGH to cover its IRB’s costs for reviewing the initial Services. A non-overhead-bearing fee of One Thousand Dollars ($1,000) will be charged to Prana for continuing annual reviews. MGH shall invoice Prana for the initial fee upon execution of this Agreement and annually for any continuing annual reviews.

5.	Expenses

5.1	Expenses

Prana will pay directly for travel expenses for various expenses related to meetings in accordance with this Agreement (such as meetings with regulatory bodies or presenting the Results at various professional meetings). In the event that Prana does not pay for such travel expenses directly, Prana shall provide a budget for and will reimburse MGH for these expenses, such as travel, lodging and/or meal expenses, plus overhead. Consistent with Prana’s policies and applicable laws and regulations, Prana may provide meals for the purpose of facilitating the presentations/discussions and exchange of information at these meetings. Any expense claims shall be confirmed by receipts.

6.	Confidentiality

It is anticpated that in the performance of the Services, the parties may need to disclose to each other information that is considered confidential. The rights and obligations of the parties with respect to such information are as follows.

6.1	Disclosing Party” shall mean a party that discloses Confidential Information (as defined in herein) under this Agreement. “Receiving Party” shall mean a party that receives Confidential Information under this Agreement.

6.3	Period of Restriction. For a period of seven (7) years after the Effective Date of this Agreement and indefinitely with respect to any individually identifiable health information, institutional billing information and institutional financial information disclosed by MGH to Prana, Receiving Party agrees to use reasonable efforts, no less than the protection given its own confidential information, to use Confidential Information received from Disclosing Party and accepted by Receiving Party only in accordance with this Clause 6.

6.4	Use of Confidential Information. Receiving Party agrees to use or reproduce Disclosing Party’s Confidential Information solely for the purposes of performing the Services, obtaining any required review of the Services or their conduct, or ensuring proper medical treatment of any patient or subject. Receiving Party agrees to (a) take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of the Confidential Information; (b) make Confidential Information available only to those personnel and agents at Receiving Party and those consultants and vendors who require access to it in the performance of the Services and to inform them of the confidential nature of such information; (c) keep all Confidential Information secret and confidential, except to the extent that Receiving Party is required by law to disclose it; and (d) not disclose any Confidential Information without first obtaining the prior written consent of Disclosing Party.

6.5	Release of Confidential Information. Except as provided herein, Receiving Party agrees to keep all Confidential Information confidential unless Disclosing Party gives specific written consent for release.

6.6	Notice of Unauthorized Disclosure. Receiving Party shall notify, and shall require any recipient to notify, Disclosing Party of any disclosure not authorized hereunder of which it becomes aware. In such situations, Receiving Party shall take and shall require each such recipient to take reasonable steps to prevent any further disclosure or unauthorized use.

6.7	Exclusions. No Receiving Party shall be required to treat any information as Confidential Information under this Agreement in the event:

	(a)	the information was already in the public domain at the time of its provision to Receiving Party;

	(b)	the information was independently discovered by Receiving Party after the date of this Agreement without the aid, application or use of the Confidential Information;

	(c)	it was known to Receiving Party prior to the date of disclosure or becomes known to Receiving Party thereafter from a third party having an apparent bona fide right to disclose the information;

	(d)	it is disclosed by Receiving Party in accordance with the terms of Disclosing Party’s prior written approval; or

	(e)	Receiving Party is obligated to produce it pursuant to a requirement of applicable law or an order of a court of competent jurisdiction or a facially valid administrative, Congressional, or other subpoena, provided that the Receiving Party, subject to the requirement or order or subpoena (A) promptly notifies Disclosing Party and (B) cooperates reasonably with Disclosing Party’s efforts to contest or limit the scope of such disclosure.

6.8	Each party reserves the right, in its sole discretion and without prior notice to any other party, to disclose its own Confidential Information to any third party for any purpose.

6.9	Return of Confidential Information. Prana may at any time by notice in writing to the MGH request the destruction or return of all Confidential Information in the Contractors possession, power or control and the MGH must immediately comply with such request, provided that MGH may retain one (1) copy of Confidential Information in its confidential files to demonstrate compliance with this Agreement.

7.	Intellectual Property and Indemnities

7.1	Acknowledgment

The parties acknowledge and agree that:

(a)	MGH-owned Intellectual Property Rights in existence at the time of the Effective Date of this Agreement remain the property of the MGH (“MGH Material”). Prana acknowledges that it does not own any Intellectual Property Rights in the MGH Material.

(b)	Prana-owned Intellectual Property Rights in existence at the time of the Effective Date of this Agreement remain the property of Prana (“Prana Material”). MGH acknowledges that it does not own any Intellectual Property Rights in the Prana Material.

(c)	all Results, as defined above, and all Intellectual Property Rights directly related to the Results will vest in and be solely owned by Prana (“Prana Developed Material”).

Each party hereby grants the other a royalty free, irrevocable worldwide, non-exclusive license to use, install, and test their respectively owned Material in the manner necessary to perform their obligations under this Agreement.

7.2	Assignment of Results and Intellectual Property Rights

Should any right, title, or interest in or to the Results or Confidential Information (or any part thereof) and the Intellectual Property Rights in them that are directly related to the performance of the Services be or become owned by MGH (by operation of law or otherwise), then MGH must immediately assign all such right, title, or interest to Prana. If required by Prana, MGH must do all things and execute all documents which Prana determines are reasonably necessary to give effect to this assignment.

7.3	Further Assistance

MGH will give Prana all assistance and advice as reasonably may be required by Prana from time to time, in relation to:

(a) the prosecution of any patents arising from the Results; or

(b) the enforcement or defense of the Results and the Intellectual Property Rights in and to them.

Prana will give MGH all assistance and advice as may be required from time to time in relation to the enforcement or defense of any Intellectual Property Rights created and owned by MGH under this Agreement.

7.4	Intellectual Property Rights Warranty

MGH represents and certifies that to the best of its knowledge and belief all information and materials supplied to Prana for the use in the provision of Services:

(a) do not infringe the Intellectual Property Rights of any person;

(b) do not compromise MGH’s ability to provide the Services requested of Prana.

Prana warrants that to the best of its knowledge and belief all information and materials supplied to Prana for the use in the provision of Services do not infringe the Intellectual Property Rights of any person.

7.5	Use of Intellectual Property Rights

MGH is not prevented from using any ideas, concepts, expression, know-how, skills and experience possessed by it before or developed or learned by it during the course of performing its obligations under this Agreement and remembered by its employees, servants, or agents without needing to refer to any written Confidential Information, provided that such use does not infringe any Intellectual Property Rights in the:

	(a)	Prana Material; or

	(b)	Prana Developed Material,

or otherwise would or could result in the disclosure of any of Prana’s Confidential Information (provided that nothing in the foregoing will prevent MGH from using and disclosing any MGH Material or MGH Developed Material as permitted under this agreement as long as any Confidential Information of Prana that was formerly incorporated in such MGH Material (if any) is removed).

7.6	Indemnities

MGH indemnifies and shall defend and hold harmless, Prana, its affiliates and its and their directors, officers, employees, agents, and subcontractors, and their respective successors, heirs, and assigns (“the Prana Parties”) against any actions, suits, claims, demands, proceedings, losses, damages, compensation, sums of money, costs (including solicitor/attorney and client costs), charges and expenses (“the Losses”) to the extent such Losses arise from any third party claim, action, lawsuit, or other proceeding which is attributable to any negligent or wilful act or omission or any breach of this Agreement on the part of MGH or any of its agents, employees, representatives or subcontractors except to the extent such Losses are determined to have resulted from:

	(a)	a failure by the Prana Parties to adhere to the terms of this agreement;

	(b)	negligence, recklessness, or wilful misconduct on the part of the Prana Parties; or

	(c)	a breach of any applicable law or regulation by the Prana Parties.

Prana indemnifies and shall defend and hold harmless MGH, its affiliates and its and their directors, officers, medical and professional staff, employees, agents, and subcontractors, and their respective successors, heirs, and assigns (“the MGH Parties”) against any actions, suits, claims, demands, proceedings, losses, damages, compensation, sums of money, costs (including reasonable solicitor/attorney and client costs), charges and expenses (“the Losses”) incurred by the MGH Parties in respect of or relating to the Services or a Clinical Trial subject under this Agreement except to the extent such Losses are determined to have resulted from:

	(a)	a failure by the MGH Parties to adhere to the terms of this agreement;

	(b)	negligence, recklessness, or wilful misconduct on the part of the MGH Parties; or

	(c)	a breach of any applicable law or regulation by the MGH Parties.

8.	Subcontractors

8.1	MGH must not subcontract any of its obligations under this Agreement, including the provision of other Services, without Prana’s prior consent, which consent may not be unreasonably withheld. This clause does not prevent MGH from engaging individuals to provide contract labour to it. MGH remains fully responsible for the performance of all work in accordance with this Agreement notwithstanding the engagement of a subcontractor.

9.	Key Personnel

9.1	The parties may designate certain MGH personnel (if any) as “Key Personnel” in Schedule 1 to this Agreement.

9.2	MGH will ensure that all Key Personnel are engaged, throughout the term of the Agreement to carry out the Services.

10.	Right of Review of Standard Operating Procedures

Upon request of Prana, MGH shall make available its Standard Operating Procedures that comply with Good Laboratory Practice standards (“SOP”), for Prana’s review and comment.

11.	MGH Audits

Prana in its sole discretion and at its cost and expense (which shall include MGH personnel time and the cost of responding to any findings of such audits) may conduct audits at MGH’s premises. Audits will be performed in conjunction with MGH by Prana and/or, at Prana’s discretion, by a third party, which shall not be any of MGH’s competitors. MGH will receive reasonable advance notice of at least five (5) working days, of any forthcoming audits including information on what will be audited including the minimally necessary portions of Study subject medical records; such audits shall occur during usual business hours, and subject to MGH’s policies for the protection of confidential patient information. MGH shall provide feedback to Prana’s audit findings or corrective action items not less than the period requested by Prana and failing any period being specified, then thirty (30) working days after the receipt of the audit findings.

12.	Privacy

12.1	Obligations for Both Parties

Each party must comply with all relevant privacy Laws in the USA, in relation to providing the Services whether or not the party is an organisation bound by those laws. Each party acknowledges that personal information provided by patients under this Agreement is also Confidential Information and is subject to the confidentiality obligations under clause 6.

12.2	MGH’s Privacy Obligations

MGH must:

(a) collect, store, use, disclose or otherwise deal with any personal information provided by patients under this Agreement, as directed by the Prana or its nominee HSG CTCC, except to the extent that compliance with the direction would cause MGH to breach any relevant privacy laws; and

(b) provide all assistance required by Prana to assist Prana in complying with its obligations under any relevant privacy law.

12.3	Prana’s Privacy Obligations

Prana agrees to collect, use, store, and disclose individually identifiable health information collected or produced as a result of the Services provided under this Agreement only for the purpose of the Study and related studies (that is, other studies of the Study Drug, alone or in combination with other drugs, or other studies that relate to the medical condition or disease area under investigation in the Study), and for the purpose of complying with applicable law, provided that all such uses are disclosed in the IRB-approved informed consent form. Prana may use information that is not identifiable under any applicable U.S. laws for any research and development purpose. Prana will use all reasonable efforts to protect the privacy and security of individually identifiable health information and will require its business partners to do so also. Prana will not contact any Study subjects, unless permitted by the informed consent form. No other provision in this Agreement shall be construed to override the provisions of this Clause 12.3.

13.	Termination

13.1	Termination for breach

Prana may terminate this Agreement at any time by written notice to MGH if MGH:

	(a)	breaches any material term of this Agreement and is unable to, or does not, remedy the breach within thirty (30) business days (or such longer period as may be allowed by Prana as is reasonable in the particular circumstances) of it being brought to MGH’s attention by Prana;

	(b)	commits any act of dishonesty, fraud, wilful disobedience, misbehaviour, or negligent breach of duty (whether or not connected with the performance of the Services for the Company) which may adversely affect Prana;

	(c)	breaches any of its obligations to Prana concerning Confidential Information;

(d) engages in misconduct or acts negligently or incompetently in the performance of the Services; or

(e) performs the Services in a manner which, in the reasonable opinion of Prana, is unsatisfactory and inconsistent with the reasonable requirements of Prana.

13.2	Termination by MGH

MGH may terminate this agreement at any time by written notice to Prana, if Prana:

(a) breaches any material term of this agreement which is incapable of remedy;

(b) breaches any material term of this agreement and is unable to, or does not, remedy the breach within ten (10) business days (or such longer period as may be allowed by MGH as is reasonable in the particular circumstances) of it being brought to Prana’s attention by MGH.

13.3	Termination for convenience by Prana

Prana may terminate this Agreement at any time by giving at least thirty (30) days written notice to MGH.

13.4	Termination for protection of Study subjects.

Either Party may terminate ths Services and this Agreement immediately upon written notice if necessary to protect the health, welfare or safety of any Study subject.

14.	Consequences of Termination

14.1	Consequences of Termination

If this Agreement is terminated for any reason, then:

(a) Prana will pay MGH (if applicable on a pro-rata basis) any Payments and other amounts due to the MGH as at the date of termination;

(b) MGH must immediately return to Prana all property owned or leased by the Prana which is in the possession or control of the MGH, including all written or machine readable material, Confidential Information (subject to Clause 6), equipment, computers, software, credit cards, keys, and vehicles;

(c) If requested by Prana, MGH will provide a report setting out the status of its work under this Agreement.

15.	Publicity and use of branding

15.1	Academic Publications

(a) In the case of any proposed publication or presentation (“Publications”) by MGH on the Results, Prana must be given at least 60 days prior notice for a request for approval of the Publication. Prana reserves its right to review such Publications and either:

(i)	request an appropriate period of delay in publication in order to arrange any necessary intellectual property protection for any part of the Publication; and/or

(ii)	request amendments or deletions of certain parts of the Publication for the removal of Confidential Information.

(b)	All such Publications will properly acknowledge MGH personnel and Prana personnel directly involved in the Clinical Trial.

15.2	Other Publications

Except as otherwise required by applicable law, regulations, guidelines, and standards or as a requirement of being a publically listed company neither party may:

(a)	make any press release, announcement, or other public notification (excluding the publications referred to in clause 15.1 above) in relation to this Agreement or the Services; nor

(b)	use or reproduce any trade mark or branding of the other party, use the name of the other party or of any staff member, employee, student, or agent of the other party or any adaptation, acronym or name by which the other party is commonly known, in any advertising, promotional, or sales literature or in any publicity, without obtaining the prior written consent of such other party or individual whose name is to be used, which consent may be withheld or provided in such other party’s discretion.

16.	General

16.1	Governing law and jurisdiction

(a)	This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Massachusetts. Each Party agrees to submit to the exclusive jurisdiction of the Superior Court for Suffolk County, Massachusetts, and the United States District Court for the District of Massachusetts with respect to any claim, suit, or action in law or equity arising in any way out of this Agreement or the subject matter hereof.

16.2	Assignment

Neither party to this Agreement may assign its obligations hereunder without the prior written consent of the other party.

16.3	Entire Agreement

This Agreement constitutes the entire agreement between the parties in relation to its subject matter and supersedes all prior representations, agreements, statements and understandings, whether verbal or in writing.

16.4	Variation

This Agreement may only be varied or amended by the agreement of the parties in writing.

16.5	Survival of obligations

Clauses 1, 4, 6, 7, 9 and 10.1 will survive the termination of this Agreement.

16.6	Insurance

Prana shall, at its sole cost and expense, procure and maintain policies of clinical trial insurance in amounts not less than Three Million Dollars ($3,000,000) per occurrence and Five Million Dollars ($5,000,000) annual aggregate covering its obligations under this Agreement, including contractual liability coverage for its indemnification obligations under Clause 7.6, if any. Prana shall provide MGH at its request with written evidence of such insurance prior to the commencement of the services to be provided under this Agreement. Prana shall provide MGH with written notice at least thirty (30) days prior to the cancellation, non-renewal, or material change, in such insurance; if Prana does not obtain replacement insurance providing comparable coverage within such thirty (30) day period, MGH shall have the right to terminate this Agreement effective at the end of such thirty (30) day period without notice of any additional waiting periods.

16.7	Severability

Each clause of this Agreement is a distinct and severable clause and if any clause is deemed illegal, void, or unenforceable, the validity, legality, or enforceability of any other clause of this Agreement will not be affected thereby.

16.8	Priority of Terms

In the event of any conflict between the SOW and the provisions of this Agreement, the SOW shall govern with respect to scientific issues, and the provisions of this Agreement shall govern with respect to all other issues.

16.9	Notice

Any written notices, reports, correspondences or other communications required under or pertaining to this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed as follows:

If to MGH:

Partners Clinical Research Office
101 Huntington Avenue, 4th Floor
Boston, MA 02199
Attn: Patricia W. Cone, Ph.D., JD

If to Prana:

Prana Biotechnology Limited
Level 2, 369 Royal Parade,
Parkville, Victoria 3052
Australia
Attn: Dianne Angus

Schedule 1 - Agreement Details

Third Parties

ICON Central Laboratories, Inc, a Delaware corporation, located at 123 Smith Street, Farmingdale, New York, 11735 United States of America; (“ICON”) and

Huntington Study Group Clinical Trials Coordination Centre (“HSG CTCC”).

Services provided from third parties

ICON: Liaising with MGH to deliver biological samples (both tissue and blood) to MGH

HSG CTCC: Prana’s CRO who handles data capture, project management, monitoring, and auditing of the Clinical Trial.

Key Personnel

Steven Hersch, MD, Ph.D.

Diana Rosas, MD

Schedule 2 - Description of the Services and Budget

MGH Tasks and Budget – PBT2-203 Reach 2HD Project

The following information describes the essential tasks of the Services, MGH personnel and costs to assist Prana Biotechnology with the Clinical Trial under protocol PBT2-203.

Part A. Biomarkers for Reach2HD

Investigator: Steven Hersch MD, PhD

The Reach2HD trial seeks to determine the safety and tolerability and efficacy of two dose levels of PBT2 in a Stage I or II HD population. Clinical efficacy will be evaluated in terms of cognition, motor function, global outcomes, functional outcomes and behaviour. Pharmacodynamic responses to PBT2 will be assessed in terms of plasma and urinary biomarkers and neuroimaging modalities related to HD. Following review of both animal efficacy and toxicology data, and the results of the previous Phase I and IIa human clinical trials with PBT2, doses of 100 mg and 250 mg once daily were selected for this study. 100 subjects with stage I or II HD will be enrolled at HSG sites in Australia and the USA and treated for 6 months with either placebo or one of the two study doses. Blood and urine samples will be collected from each subject for biomarkers at baseline, week 12, and week 26, according to the schedule of activities. A subset of subjects will receive neuroimaging studies at MGH at approximately the same time points.

1.	Sample management for Huntington Assay: receipt of samples from central laboratory vendor, accounting to verify sample set and missing samples; confirming quality of samples, setting up and maintaining Freezerworks database for study, logging samples, generating aliquot labels and logs for delivery to Hersch Lab staff, secure freezer space with temperature monitoring and alarms for primary and aliquoted samples (effort, supplies): $24,000

Huntington Assay

Rationale and Background: Huntington’s disease (HD) is caused by a dominant genetic defect resulting in the cellular expression of the toxic mutant huntingtin protein (mtHtt)mtHtt misfolds, oligomerizes and becomes insoluble, forming intracellular aggregates which are a pathologic hallmark of the disease. Most evidence has indicated that toxicity resides in the soluble mtHtt protein or its cleavage products, which unleash a slow cascade of pathogenic biology leading to gradual neuronal dysfunction and death (1-11). We (12, 13) have shown that huntingtin coordinates copper (Cu2+) in a redox active manner that promotes the oligomerization of soluble huntingtin by cross-linking specific N-terminus cysteine residues. This cross-linking promotes accumulation of Huntington oligomers and promotes toxicity while its prevention enhances the metabolism of mutant huntingtin, reduces accumulation, and is neuroprotective. We hypothesize that PBT2 could be neuroprotective for HD by preventing huntingtin oligomerization and promoting its clearance which is suggested by the existing preclinical studies in HD transgenic mice.

Together with Weiss et al (14,15) we have described a cell-based multiplex assay able to measure soluble mtHtt using time-resolved Forster Resonance Energy Transfer (trFRET) for use in biological and clinical tissues, detecting simultaneously mtHtt and its relative ratio to total huntingtin (tHtt). In preliminary studies, we have found the assay (Homogeneous trFRET or HTRF) to be sensitive and specific for soluble mtHtt in tissues and blood from HD mouse models, and in postmortem tissue and blood samples from HD subjects. We further optimized the assay using human brain lysates from healthy controls and HD subjects, validated it and created a Standard Operating Procedure (SOP) that complies with Good Laboratory Practice Standards (GLP). The assay is highly specific, robust and has good technical and biological reproducibility. Using the GLP’ SOP we detected a significant increase in the mt/tHt ratio in HD versus control subjects (16). This assay could be an ideal pharmacodynamic measure of mtHtt for treatments modulating it, as we expect of PBT2.

Aims. To assess whether the PBT2 systemic therapy affects the levels of mtHtt and the mt/tHtt ratio, the standard operating procedure (SOP) in compliance with Good Laboratory Practice (GLP) conditions, previously mentioned, will be used.

The results of this study will help:

1.	To further investigate the mechanism of action of PBT2 and specifically regarding its effect on soluble mtHtt and mt/tHtt.
2.	If PBT2 affects soluble mtHtt levels and mt/tHtt ratios:
	•	Determine the effective PMT2 dose based on mtHtt levels and mt/tHtt ratios and its correlation to the clinical outcome.
	•	Determine the predictive value of mtHtt levels and mt/tHtt ratios and its relative added value to other biomarkers evaluated for the disease.

Assay Deployment and Technical Key Implementation Steps:

The following steps will be taken to assess the soluble Htt and mt/tHtt levels in the PBT2 treated and Control HD subjects.

1.	Assess technical interference of PBT2 with the HTRF assay. PBT2 at different concentrations, including the PBT2 concentration expected to be present in the peripheral blood, will be spiked in our quality control sample set (HD and Control brain lysates), and analyzed in the Soluble Huntingtin HTRF assay, to make sure that the presence of the drug alone does not interfere with the assay.
2.	Ensure Samples Quality and Traceability:
	a.	Samples Quality: Since this is a multi-center clinical research trial it is important to ensure that the blood samples collected at the different clinical sites are processed per the agreed upon protocol, such as to ensure the samples quality and comparability, since preliminary studies done by our collaborators identified a decrease in the measurable human Htt in buffy coat from samples not processed per the protocol. In case there are changes to the protocol, recording the details will help in reconciling discrepancies down the line. Also, the samples need to be shipped on dry ice with prior notification and tracking to maintain samples quality.
	b.	Samples derived from the subjects enrolled in the study should be transferred with proper Transfer Documentation.

3.	Testing samples from the PBT2 study in soluble mutant Huntingtin semi-quantitative HTRF assay:
All the buffy coat samples will be tested at 3 two-fold dilutions, starting with a 1:2 dilution of the buffy coats, in parallel to our quality control samples: human HD and Control brain lysates, as described (16). The protein concentration as well as dsDNA content of the buffy coat samples will be evaluated for quality control purposes (16) in the samples.
	a.	Some samples, per criteria determined clinically and based on extra samples availability will be initially tested at the baseline time point, to determine the levels of soluble huntingtin in the subjects’ population, to assess if additional optimization of the assay’s conditions and/or samples preparation is necessary and modify the assay protocol, if needed.
	b.	Samples from PBT2 treated subjects will be tested occasionally, as needed, but the samples will be collected in addition to the samples collected for the final longitudinal study determining the impact of the drug on soluble Huntingtin levels in the HTRF assay.
	c.	A complete set of samples (longitudinal samples) from each subject (Treated and Controls HD patients) will be tested “BLIND” according to our GLP’ SOP (with modifications per 3a-if needed) and as described (16).

4.	The data will be analyzed based on accepted criteria (27) by the Biostatisticians to determine the correlation between the results of the semi-quantitative determinations of the soluble Huntingtin levels in the HTRF assay in the context of the clinical outcome and the additional biomarkers that will be tested to establish the relevance of the soluble mtHtt biomarker as a prognostic marker for PBT2 therapy for HD patients, as outlined in the Specific Aims.

Part A Budget (Direct costs) and Time Requirements:

Sample Management	$24,000
Sample preparation from frozen EDTA tubes, including dissection, aliquoting, labeling, database entry (effort and supplies):	$12,500
Per subject sample cost for assay: $160, inclusive of personnel, supplies, reagents, sample preparations, replicates, QC assays, primary blinded data analysis and transfer to biostatistics. For 100 patients analyzed at 3 time points	$48,000.
Supervision and analysis: Effort by Dr. Hersch and Dr. Moscovitch-Lopatin to supervise assay, ensure GLP conditions, ongoing optimization of assay conditions, work with study biostatistician on analysis and interpretation	$18,000

- Part A Direct Costs Total: US$102,500

- Time to completion for transfer of data to biostatistics: 17 weeks for the longitudinal sets and data analysis, from receipt of the last patient sample.

References:

1. A novel gene containing a trinucleotide repeat that is expanded and unstable on Huntington’s disease ..chromosomes. The Huntington’s Disease Collaborative Research Group. Cell, 1993. 72(6): p. 971-83.

2. Hersch SM, Ferrante RJ. Neuropathology and pathophysiology of Huntington’s disease. In: Watts RL, Koller WC, editors. Movement disorders. Neurologic principles and practice.McGraw-Hill; 1997. p. 503-18.

3. Robitaille, Y., I. Lopes-Cendes, M. Becher, G. Rouleau, and A.W. Clark, The neuropathology of CAG repeat diseases: review and update of genetic and molecular features. Brain Pathol, 1997. 7(3): p. 901-26.

4. DiFiglia, M., E. Sapp, K. Chase, C. Schwarz, A. Meloni, C. Young, E. Martin, J.P. Vonsattel, R. Carraway, S.A. Reeves, and et al., Huntingtin is a cytoplasmic protein associated with vesicles in human and rat brain neurons. Neuron, 1995.14(5): p. 1075-81.

5. DiFiglia, M., E. Sapp, K.O. Chase, S.W. Davies, G.P. Bates, J.P. Vonsattel, and N. Aronin, Aggregation of huntingtin in neuronal intranuclear inclusions and dystrophic neurites in brain. Science, 1997. 277(5334): p. 1990-3.

6. Wellington, C.L., R. Singaraja, L. Ellerby, J. Savill, S. Roy, B. Leavitt, E. Cattaneo, A. Hackam, A. Sharp, N. Thornberry, D.W. Nicholson, D.E. Bredesen, and M.R. Hayden, Inhibiting caspase cleavage of huntingtin reduces toxicity and aggregate formation in neuronal and nonneuronal cells. J BiolChem, 2000. 275(26): p. 19831-8.

7. Bates, G., Huntingtin aggregation and toxicity in Huntington’s disease. Lancet, 2003. 361(9369): p. 1642-4.

8. Kazantsev, A., E. Preisinger, A. Dranovsky, D. Goldgaber, and D. Housman, Insoluble detergent-resistant aggregates form between pathological and nonpathological lengths of polyglutamine in mammalian cells. ProcNatlAcadSci USA, 1999. 96(20): p. 11404-9.

10. Arrasate, M., S. Mitra, E.S. Schweitzer, M.R. Segal, and S. Finkbeiner, Inclusion body formation reduces levels of mutant huntingtin and the risk of neuronal death. Nature, 2004. 431 (7010): p. 805-10.

11. Rosas, H.D., D.H. Salat, S.Y. Lee, A.K. Zaleta, V. Pappu, B. Fischl, D. Greve, N. Hevelone, and S.M. Hersch, Cerebral cortex and the clinical expression of Huntington’s disease: complexity and heterogeneity. Brain, 2008. 131(Pt 4): p. 1057-68.

12. Fox J, Kama JA, Lieberman G, Chopra R, Dorsey K, Chopra V, Volitakis I, Cherny RA, Bush Al, Hersch S. Mechanisms of Copper Ion Mediated Huntington’s Disease Progression. PLoS One, 2007, 3 e334

13. Fox J, Connor T, Stiles M, Kama JA, Chopra R, Dorsey K, Lieberman G, DiFiglia M, Cherny RA, Volitakis I, Berezovska O, Bush Al, Hersch S. Cysteine oxidation within N-terminal mutant huntingtin promotes oligomerization and delays clearance of soluble protein. J Biol Chem. 2011 May 20; 286(20): p. 18320-30. Epub 2011 Mar 30.

14. Weiss, A, D. Abramowski, M. Bibel, R. Bodner, V. Chopra, M. DiFiglia, J. Fox, K. Kegel, C. Klein, S. Grueninger, S. Hersch, D. Housman, E. Regulier, H.D. Rosas, M. Stefani, S. Zeitlin, G. Bilbe, and P. Paganetti, Single-step detection of mutant huntingtin in animal and human tissues: A bioassay for Huntington’s disease. Anal Biochem, 2009. 395(1): p. 8-15.

15. Weiss A, Grueninger S, Abramowski D, Giorgio FP, Lopatin MM, Rosas HD, Hersch S and P. Paganetti P. Microtiter plate quantification of mutant and wild-type huntingtin normalized to cell count. Anal Biochem. 2011. 410(2): p. 304-6. Epub 2010 Dec 4. PMID: 21134349

16. Moscovitch-Lopatin M, Andreas Weiss A, Rosas HD, James J. Ritch JJ, Doras G, Kegel KB, DiFiglia M, Kuhn R, Bilbe G, Paganetti P, SM Hersch. Optimization of an HTRF Assay for the Detection of Soluble Mutant Huntingtin in Human Buffy Coats: A Potential Biomarker in Blood for Huntington Disease. PLoS Curr. 2010 December 29; 2: RRN1205. doi: 10.1371/currents.RRN1205, PMCID: PMC3015780

Part B. Gene Expression markers for Reach2HD

Gene expression markers predictive of either disease progression or pharmacodynamic response to PBT2 therapy may be used to help assess the beneficial effect of PBT2. We have identified a panel of promising genes in HD blood cells which strongly correlates with disease progression in brain. One of these genes, H2AFY (a histone H2A Variant) has recently been established as a marker of huntingtin disease in both HD patients as well as in HD mouse models and it has also been responsive to neuroprotective therapies (Yu et al, 2011). We have identified additional potential gene markers of progression as well as genes related to metal homeostasis that change in HD brain and blood that are less well developed but potentially revealing.

Methodology:

Minimizing bias from biospecimen collection and processing. We will minimize bias from sample processing by collecting, handling and analyzing specimens of cases and controls in parallel, in a uniform and blinded manner. All blood samples will be collected in PAXgene tubes (Qiagen, Valencia, CA) to preserve RNA quality. Phlebotomy and transport will be performed in a standardized manner. In addition, all steps of sample processing will be recorded in detail (e.g. time and clinician performing the phlebotomy, phlebotomy-to-refrigerator interval (< 3 hours), duration of PAXGene tube storage at 4 degrees (< 5 days), RNA quantity (> 7 µg per subject), purity (Abs 260/280 1.8-2.0), and quality parameters ( RIN > 7.5)) and statistically examined for influences on the biomarker. It should be noted that rigorous and established quality standards for each step (shown in brackets above) exist in our lab and samples not meeting these standards will be excluded.

RNA isolation and quality control: From each subject 5ml of venous blood will be collected in 2 Paxgene tubes (each receives 2.5 ml of blood) and immediately incubated at room temperature for 24 hours. The tubes will be then frozen for batch shipping when convenient (RNA is stable like this for a couple of years, at least). RNA will be extracted from blood samples collected in PAXgene tubes following the PAXgene procedure including DNase treatment as described previously (Yu et al, 2011). RNA quality will be determined by spectrophotometry and by using the RNA 6000 NanoChip kit on the Agilent 2100 Bioanalyzer (Agilent Technologies, Palo Alto, CA). Only the high quality RNA with RNA integrity Number > 7.5 will be used for further analysis.

Budget:

Supervision and analysis: Effort by Dr. Hersch and Dr. Chopra to supervise assay, ongoing optimization of assay conditions, work with study biostatistician on analysis and interpretation	$6,000

RNA extractions, RNA QC (600 Paxgene samples, personnel and supplies):	$39,000

- Part B Direct Costs Total: US$45,000

- Time to completion: RNA extractions, quantification, and quality analyses will be performed on an ongoing basis as samples are received. The RNA database will be updated at MGH on a weekly basis for additional samples and transmitted quarterly to the Reach2HD coordination center. Completion for the entire sample set and transfer of final data base will occur within 3 months from receipt of the last subject sample. The Reach2HD RNA sample set will be stored in the Hersch lab at MGH in a secure, monitored, temperature alarmed, -80 freezer.

Part C. Imaging Markers for Reach2HD

The development of several of neuroimaging markers at MGH has been supported by an MGH program project collaborative with the NINDS. In the Reach 2HD study imaging data will be acquired which will allow us to evaluate several distinct modalities in a group of participants that will be scanned at MGH. With respect to the mechanism of action and in the context of the improvement that was seen on cognitive measures in the AD study, MGH is proposing a comprehensive protocol, that will include anatomical measures (both to collect morphometric data but also to co-register with the other scans to evaluate regional differences), susceptibility weighting (for the iron mapping), diffusion weighted imaging and resting functional imaging. MGH is planning to collect some data using both the 12 channel and our 32 channel coils, one of the few that currently exist, which will provide additional signal. The collection of different modalities during the same session in the same group of subjects is important. It is planned that at least ten to twelve participants will be scanned; it may be possible to either expand this cohort or plan to scan participants from another site(s). MGH has some experience doing this with CREST-E.

Budget (Direct costs) and Time:

The scan costs for one hour of time will come to approximately $1,125 per scan. MGH would scan participants at the start of the study and at the end of their on drug period.

$25,000

Data storage and backup;	$5,000

Supervision and analysis: Effort by Dr. Rosas and Dr. Chen to optimize the current protocols and to do the SWI analysis (including regional cross-sectional/longitudinal) for the Clinical Trial. MGH will also look at the correlation between these measures and blood biomarkers as well as with clinical measures	$65,000

- Part C Direct Costs Total: US$95,000
- Time to completion..........................

TOTAL BUDGET; US$242,500 Direct Costs and 25% Indirect Costs US$60,625 = US$303,125

EXECUTION

Date: 19 June 2012

Signed on behalf of
Prana Biotechnology Ltd ACN 080 699 065
by its authorised signatory:

Dianne Angus
Chief Operating Officer

Signature
19 June 2012
Date

Signed on behalf of
The General Hospital Corporation
by its authorised signatory:

Patricia W. Cone, Ph.D., JD
Clinical Research Agreement Associate
Name of Authorised Signatory

Signature
12 June 2012
Date

Read and Acknowledged

Steven Hersch, MD

6/7/12
Date

Dr. Hersch CRSA

CRSA: Services Agreement for Reach 2HD Clinical Trial
Part A. Biomarkers for Reach2HD
Sample management for Huntington Assay: receipt of samples from central laboratory vendor, accounting to verify sample set and missing samples; confirming quality of samples, setting up and maintaining Freezerworks database for study, logging samples, generating aliquot labels and logs for delivery to Hersch Lab staff, secure freezer space with temperature monitoring and alarms for primary and aliquoted samples (effort, supplies)	$24,000
Sample preparation from frozen EDTA tubes, including dissection, aliquoting, labeling, database entry (effort and supplies):	$12,500
Per subject sample cost for assay: $160, inclusive of personnel, supplies, reagents, sample preparations, replicates, QC assays, primary blinded data analysis and transfer to biostatistics. For 100 patients analyzed at 3 time points	$48,000
Supervision and analysis: Effort by Dr. Hersch and Dr, Moscovitch-Lopatin to supervise assay, ensure GLP conditions, ongoing optimization of assay conditions, work with study biostatistician on analysis and interpretation	$18,000
Part A Total Direct Cost	$102,500
25% Overhead	$25,625
Part A Total Cost	$128,125
Part B. Gene Expression markers for Reach2HD
Supervision and analysis: Effort by Dr. Hersch and Dr. Chopra to supervise assay, ongoing optimization of assay conditions, work with study biostatistician on analysis and interpretation	$6,000
RNA extractions, RNA QC (600 Paxgene samples, personnel and supplies):	$39,000
Part B Total Direct Cost	$45,000
25% Overhead	$11,250
Part B Total Cost	$56,250
Part C. Imaging Markers for Reach2HD
The scan costs for one hour of time will come to approximately $1,125 per scan. MGH would scan participants at the start of the study and at the end of their on drug period.	$25,000
Data storage and backup:	$5,000
Supervision and analysis: Effort by Dr. Rosas and Dr. Chen to optimize the current protocols and to do the SWI analysis (including regional cross-sectional/longitudinal) for the Clinical Trial. MGH will also look at the correlation between these measures and blood biomarkers as well as with clinical measures,	$65,000
Part C Total Direct Cost	$95,000
25% Overhead	$23,750
Part C Total Cost	$118,750
Total Direct Cost	$242,500
25% Overhead	$60,625
Study Total Cost	$303,125

One-Time Activities/Start-Up Charges	Start-Up Costs
administration, regulatory, protocol review	$4,000
Sub-Total One-Time Charges	$4,000
25% Indirect Rate	$1,000
Total One-Time Charges w/ IDC	$5,000

Invoiceable Activities, Inclusive of 25% IDC	Invoiceable Costs
IRB Fee (no IDC applies)	$3,500	one-time fee
IRB Annual Review Fee (no IDC applies)	$1,000	per year
Per IRB amendment required, administrative	$500	per amendment
Per SAE report	$150	per report
Monitoring Visits	$100	per hour (one visit per patient; up to 8 hours per visit)
Travel, Accomodation, & Out of Pocket Expenses	invoiceable	Prana will reimburse the Contractor. These expense claims shall be confirmed by receipts.